- --------------------------------------------------------------------------------
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                AMENDMENT NO. 24
                                       TO
                                 SCHEDULE 14D-9
               (WITH RESPECT TO THE TENDER OFFER BY VIACOM INC.)
                            ------------------------
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------
                         PARAMOUNT COMMUNICATIONS INC.
                           (NAME OF SUBJECT COMPANY)
                         PARAMOUNT COMMUNICATIONS INC.
                       (NAME OF PERSON FILING STATEMENT)
                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
             INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------
                                  699216 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------
                              DONALD ORESMAN, ESQ.
                         PARAMOUNT COMMUNICATIONS INC.
                               15 COLUMBUS CIRCLE
                         NEW YORK, NEW YORK 10023-7780
                                 (212) 373-8000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF
                        OF THE PERSON FILING STATEMENT)
                            ------------------------

                                    COPY TO:
                             JOEL S. HOFFMAN, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 455-2000

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- --------------------------------------------------------------------------------

     This Amendment No. 24 supplements and amends to the extent indicated herein the Solicitation/Recommendation Statement on Schedule 14D-9 of Paramount Communications Inc., as amended and restated on October 27, 1993 (as supplemented and amended through the date hereof, the "Schedule 14D-9"), initially filed with the Securities and Exchange Commission on October 25, 1993, with respect to the Viacom Offer (as described herein and therein). Capitalized terms used herein and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 2. TENDER OFFER OF THE BIDDER

     The response to Item 2 is hereby supplemented and amended as follows:


          On January 7, 1994, Viacom revised the terms of its acquisition proposal for Paramount to provide for, among other things, (i) the amendment of the Viacom Offer (as so amended, the "Revised Viacom Offer"), which offer had provided for the purchase of approximately 51% of the outstanding Shares at a price of $85 per Share, to (A) decrease the number of Shares to be purchased to 50.1% of the outstanding Shares plus the Shares issuable upon the exercise of the then exercisable stock options, as of the expiration of the offer, (B) increase the purchase price offered for such Shares to $105 per Share and (C) amend certain conditions of the Viacom Offer as set forth in Viacom's Second Supplement to the Offer to Purchase dated January 7, 1994 and (ii) the amendment of the terms of the Viacom Second-Step Merger (as so amended, the "Revised Viacom Second-Step Merger"), which terms had provided for the exchange of (1) 0.20408 shares of Viacom Class A Common Stock, (2) 1.08317 shares of Viacom Class B Common Stock and (3) 0.30408 shares of Viacom Merger Preferred Stock for each remaining Share and which now provide for the exchange of (x) 0.93065 shares of Viacom Class B Common Stock and (y) 0.30408 shares of Viacom Merger Preferred Stock for each remaining Share.


ITEM 3. IDENTITY AND BACKGROUND

     The response to Item 3(b) is hereby supplemented and amended as follows:


          On January 11, 1994, QVC's attorneys delivered a letter to the Paramount Board alleging that the Revised Viacom Offer violated the Bidding Procedures, a copy of which letter is filed as Exhibit No. 67 to the
     Schedule 14D-9 and is incorporated herein by reference.



          On January 12, 1994, Viacom's attorneys delivered a letter to the Paramount Board in response to QVC's allegations, a copy of which letter is filed as Exhibit No. 68 to the Schedule 14D-9 and is incorporated herein by reference.



          On January 13, 1994, Paramount delivered a letter to QVC's attorneys with respect to QVC's allegations, a copy of which letter is filed as Exhibit No. 69 to the Schedule 14D-9 and is incorporated herein by reference.



          On January 12, 1994, Paramount issued a press release with respect to, among other things, the Bidding Procedures, a copy of which press release is filed as Exhibit No. 70 to the Schedule 14D-9 and is incorporated herein by reference.



          On January 13, 1994, Paramount's attorneys delivered a letter to QVC's attorneys and Viacom's attorneys proposing certain clarifying amendments and refinements to the Bidding Procedures that principally relate to ensuring that bids are not submitted subsequent to February 1, 1994. A copy of the letter from Paramount's attorneys is filed as Exhibit No. 71 to the
     Schedule 14D-9 and is incorporated herein by reference.



          There are, to the best knowledge of Paramount, no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between Paramount or its affiliates and Blockbuster or its executive officers, directors or affiliates. Paramount has various ordinary course of business relationships with Blockbuster which are not in the aggregate material to either Paramount or Blockbuster.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     The responses to Items 4(a) and 4(b) are hereby supplemented and amended as follows:


          (a) At a meeting of the Paramount Board held on January 12, 1994, the Paramount Board reviewed and considered the terms of a revised acquisition proposal (which proposal set forth the terms of the Revised Viacom Offer and the Revised Viacom Second-Step Merger) submitted by Viacom pursuant to the Bidding Procedures established by the Paramount Board and its representatives. The Paramount Board unanimously (i) recommended that stockholders reject the Revised Viacom Offer and not tender any of their Shares pursuant to the Revised Viacom Offer and (ii) reaffirmed (A) its determination that the Revised QVC Offer and the Revised QVC Second-Step Merger (such terms being referred to herein as the "Current QVC Offer" and the "Current QVC Second-Step Merger", respectively), taken together, are fair to and in the best interests of Paramount's stockholders and (B) its recommendation that holders of Shares tender such Shares pursuant to the Current QVC Offer.



          Paramount's press release and letter to stockholders with respect to the Paramount Board's positions are filed as Exhibit Nos. 70 and 72, respectively, to the Schedule 14D-9 and are incorporated herein by reference.



          (b) At its January 12 meeting, the Paramount Board reviewed and considered presentations from the Paramount Board's legal and financial advisors with respect to the Revised Viacom Offer and Revised Viacom Second-Step Merger, as well as the Current QVC Offer and Current QVC Second-Step Merger.



          In making the determinations and recommendations set forth in paragraph (a) above, the Paramount Board gave consideration to a number of factors, including, without limitation, the following:



             (i) The presentation by Lazard to the Paramount Board and its written opinion dated January 12, 1994 stating that as of such date the aggregate consideration payable to Paramount stockholders in the Current QVC Offer and the Current QVC Second-Step Merger, taken together, (A) is fair to Paramount stockholders from a financial point of view and (B) is superior from a financial point of view to the aggregate consideration payable to Paramount stockholders in the Revised Viacom Offer and the Revised Viacom Second-Step Merger, taken together. A copy of Lazard's opinion, which includes the matters considered, the assumptions made and the limits of review, is attached hereto as Annex A, is filed as Exhibit No. 73 to the Schedule 14D-9 and is incorporated herein by reference. The discussion herein of Lazard's opinion is qualified in its entirety by reference to the full text of such opinion. Stockholders are urged to read such opinion in its entirety.



             (ii) The Paramount Board's determination, taking into account Lazard's presentation and written opinion, that, although the per Share cash consideration offered in the Revised Viacom Offer is higher than that offered in the Current QVC Offer, the aggregate consideration offered in the Current QVC Offer and the Current QVC Second-Step Merger, taken together, represents the best value available under the circumstances to Paramount stockholders.



             (iii) The terms and provisions of the QVC Merger Agreement, including the following:


                (A) The Bidding Procedures incorporated in the QVC Merger Agreement (and in Viacom's Exemption Agreement) that enable the Paramount Board and Paramount stockholders to consider any better offers for Paramount that may develop for a reasonable period following the Paramount Board's reaffirmation of its recommendation that holders of Shares tender such Shares pursuant to the Current QVC Offer. These procedures are designed to remove the coercive element from any offer by QVC or

           Viacom and to provide stockholders with a meaningful choice between a tender offer from QVC or Viacom.



                (B) Paramount's right to terminate the QVC Merger Agreement in order to accept a transaction that offers better value.



                (C) The absence of any stock option, asset lock-up, termination fee, expense reimbursements or other provisions that could deter a higher offer for Paramount.



             (iv) The conditions to the Current QVC Offer and the Paramount Board's determination that all such conditions have been satisfied or can reasonably be expected to be satisfied by the expiration date of the Current QVC Offer.


ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     The response to Item 6(b) is hereby amended and restated to read in its entirety as follows:

          (b) To the best knowledge of Paramount, (i) none of its executive officers, directors, affiliates and subsidiaries presently intends to tender Shares to Viacom pursuant to the Revised Viacom Offer, and (ii) none of its executive officers, directors, affiliates or subsidiaries has determined whether such person presently intends to sell any Shares which are owned beneficially or held of record by such person; provided that executive officers obtaining Shares upon the exercise subsequent to the commencement of the original QVC Offer or the original Viacom Offer of stock options presently intend to sell Shares issued upon exercise of such options in the open market. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to instructions from a third party with respect to such tender.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     The responses to Items 7(a) and 7(b) are hereby supplemented and amended as follows:


          (a) After receipt of the Revised Viacom Offer, Paramount's advisors held discussions with QVC and Viacom.


          Except as described above or in Items 3(b) or 4, Paramount does not presently intend to undertake any negotiation in response to the Revised Viacom Offer which relates to or would result in: (i) an extraordinary transaction, such as a merger or reorganization, involving Paramount or any subsidiary of Paramount; (ii) a purchase, sale or transfer of a material amount of assets by Paramount or any subsidiary of Paramount; (iii) a tender offer or other acquisition of securities by Paramount; or (iv) any material change in the present capitalization or dividend policy of Paramount.


          (b) Reference is made to the letters filed as Exhibit Nos. 67, 68, 69 and 71, respectively, to the Schedule 14D-9, which letters are incorporated herein by reference. In addition, reference is made to Paramount's press release filed as Exhibit No. 70 to the Schedule 14D-9, which press release is incorporated herein by reference.



          Except as described above or in Items 3(b) or 4, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Revised Viacom Offer which relate to or would result in one or more of the matters referred to in Item 7(a).

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

     The response to Item 9 is hereby supplemented and amended to add the following:


Exhibit 67    --Letter from Wachtell, Lipton, Rosen & Katz to the Paramount Board dated January 11,
                1994.
Exhibit 68    --Letter from Shearman & Sterling to the Paramount Board dated January 12, 1994.
Exhibit 69    --Letter from Paramount to Wachtell, Lipton, Rosen & Katz dated January 13, 1994.
Exhibit 70    --Press Release issued by Paramount on January 12, 1994.
Exhibit 71    --Letter from Simpson Thacher & Bartlett to Shearman & Sterling and Wachtell, Lipton,
                Rosen & Katz dated January 13, 1994.
Exhibit 72    --Letter to Stockholders of Paramount dated January 13, 1994 with respect to the Current
                QVC Offer and the Revised Viacom Offer.
Exhibit 73    --Opinion of Lazard dated January 12, 1994.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          PARAMOUNT COMMUNICATIONS INC.

                                          By       DONALD  ORESMAN
                                             ..................................
                                            Name:  Donald Oresman
                                            Title: Executive Vice President

Dated: January 13, 1994

                                                            ANNEX A

                        Lazard Freres & Co.
                       One Rockefeller Plaza
                       New York, N.Y.  10020

                           -------------

                      Telephone (212) 632-6000
                      Facsimile (212) 632-6060



                                   January 12, 1994



The Board of Directors
Paramount Communications Inc.
15 Columbus Circle
New York, NY  10023-7780

Dear Members of the Board:

          We refer to our written opinions to you set forth in the letter, dated December 21, 1993 (the "December 21, 1993 Letter"). You have requested our opinion, as of this date, as to whether the QVC Transaction Consideration (as defined below) is superior from a financial point of view to the Viacom Transaction Consideration (as defined in the December 21, 1993 Letter), as amended by Viacom on January 7, 1994 pursuant to the Viacom Proposal (as defined below).

          As stated in the December 21, 1993 Letter, we understand that the proposed acquisition by QVC Network, Inc. ("QVC") of all of the outstanding shares of common stock (the "Common Stock") of Paramount Communications Inc. ("Paramount") by means of a cash tender offer (the "QVC Offer") by QVC, followed by a proposed second-step merger of Paramount and QVC (the "QVC Second-Step Merger"; collectively with the QVC Offer, the "QVC Two-Step Transaction") is to be effected pursuant to the Agreement and Plan of Merger, dated as of December 22, 1993, between QVC and Paramount (the "QVC Merger Agreement"), whereby (i) QVC is offering to purchase 61,607,894 shares of Common Stock, or such greater number as equals 50.1% of the outstanding shares of Common Stock, at a purchase price of $92.00 per share in cash, and (ii) following completion of the QVC Offer, Paramount would be merged into QVC in the QVC Second-Step Merger, and each share of Common Stock not purchased in the QVC Offer (other than shares of Common Stock held in the treasury of Paramount or owned by Paramount or any direct or indirect wholly-owned subsidiary of Paramount or QVC) would be converted into the right to receive (a) 1.43 shares of common stock of QVC (the "QVC Common Stock"), (b) 0.32 shares of a new series 6% cumulative non-convertible exchangeable preferred stock of QVC (the "QVC Merger Preferred Stock") and (c) 0.32 warrants to purchase one share of QVC Common Stock at a price of $70.34 per share, exercisable at any time by the holder prior to the tenth anniversary of the QVC Second-Step Merger (the "Warrants") (the aggregate consideration payable to holders of Common Stock (the "Stockholders") pursuant to the QVC Offer set forth in clause (i) and the aggregate consideration payable to Stockholders pursuant to the QVC Second-Step Merger set forth in subclauses (a), (b) and (c) of clause (ii) is collectively referred to as the "QVC Transaction Consideration"). We also understand that the QVC Merger Agreement provides that the QVC Merger Preferred Stock will pay cumulative quarterly dividends at a rate of $3.00 per annum per share, will have a liquidation preference of $50.00 per share, will be redeemable for cash by QVC at declining redemption premiums on and after the fifth anniversary of the QVC Second-Step Merger and will be exchangeable by QVC into QVC's 6% subordinated debentures (the "QVC Debentures") at an exchange rate of $50.00 principal amount of QVC Debenture per share of QVC Merger Preferred Stock on and after the third anniversary of the QVC Second-Step Merger. In addition, we understand that the Warrants will be exercisable with cash or by using an equivalent amount of liquidation preference of QVC Merger Preferred Stock or principal amount of QVC Debentures and will be redeemable for chase by QVC, at its option, at $15.00 per Warrant on and after the fifth anniversary of the QVC Second-Step Merger.

          In addition, we understand that, as set forth in (i) the written proposal submitted to Paramount by Viacom on January 7, 1994 and (ii) Amendment Number 20 to the Tender Offer Statement on
Schedule 14D-1 filed by Viacom Inc. ("Viacom"), National Amusements, Inc., Mr. Sumner M. Redstone and Blockbuster Entertainment Corporation ("Blockbuster") with the Securities and Exchange Commission on January 7, 1994, including the Agreement and Plan of Merger, dated as of January 7, 1994 (the "Blockbuster Merger Agreement"), between Blockbuster and Viacom and the Subscription Agreement (the "Blockbuster Subscription Agreement"), dated January 7, 1994, between Viacom and Blockbuster (the "Viacom Tender Offer Statement") (collectively, the "Viacom Proposal"), Viacom amended the terms of the cash tender offer (the "Viacom Offer") that it had commenced on October 25, 1993. Under the Viacom Proposal, (a) Viacom is offering in the Viacom Offer to purchase 61,607,894 shares of Common Stock, or such greater number as equals 50.1% of the outstanding shares of Common Stock, at a purchase price of $105.00 per share in cash, and (b) following completion of the Viacom Offer, in accordance with the form of Agreement and Plan of Merger, between Viacom and Paramount (the "Form Viacom Merger Agreement") that is attached to the Exemption Agreement, dated December 22, 1993, between Viacom and Paramount (the "Viacom Exemption Agreement"), Paramount would be merged into Viacom in the proposed second-step merger between Viacom and Paramount (the "Viacom Second-Step Merger"; collectively with the Viacom Offer, the "Viacom Two-Step Transaction"), and each share of Common Stock not purchased in the Viacom Offer (other than shares of Common Stock held in the treasury of Paramount or owned by Paramount or any direct or indirect wholly-owned subsidiary of Paramount or Viacom) would be converted into the right to receive
(1) 0.93065 shares of Class B common stock of Viacom (the "Viacom Class B Common Stock") and (2) 0.30408 shares of a new series of Viacom cumulative convertible exchangeable preferred stock (the

"Viacom Merger Preferred Stock") (the aggregate consideration payable to Stockholders pursuant to the Viacom Offer set forth in clause (a) and the aggregate consideration payable to Stockholders pursuant to the Viacom Second-Step Merger set forth in subclauses
(1) and (2) of clause (b) is collectively referred to as the "Amended Viacom Transaction Consideration").

     Lazard Freres & Co. has from time to time acted as financial advisor to Paramount and has acted as its financial advisor in connection with proposed Viacom Two-Step Transaction and proposed QVC Two-Step Transaction. As you know, a General Partner of our firm is a member of Paramount's Board of Directors. In addition, we have from time to time in the past provided, and we are currently providing, in matters unrelated to Paramount, financial advisory or financing services to one or more of the respective equity investors in Viacom and QVC, or persons engaged in pending transactions with one or more of such investors, and we have received, or expect to receive, fees for the rendering of such services. In connection with our opinions set forth in this letter, we have, among other things:

     (i) reviewed the terms and conditions of (a) the written proposal submitted by QVC on December 20, 1993, Amendment Number 21 to the Tender Offer Statement Schedule 14-D1 filed by QVC on December 23, 1993, and the QVC Merger Agreement (including the form Exemption Agreement between QVC and Paramount attached thereto) and
(b) the Viacom Proposal, the Viacom Tender Offer Statement and the Viacom Exemption Agreement (including the Form Viacom Merger Agreement attached thereto);

     (ii) reviewed the terms and conditions of the Blockbuster Merger Agreement and the Blockbuster Subscription Agreement and analyzed the Viacom Proposal both with and without giving effect to the consummation of the proposed merger between Viacom and Blockbuster contemplated by the Blockbuster Merger Agreement;

     (iii) analyzed certain historical business and financial information relating to Paramount, Viacom, QVC and Blockbuster, including (a) the Annual Reports to Stockholders and the Annual Reports on Form 10-K of Paramount for each of the fiscal years ended October 31, 1988 through 1992, the Transaction Report on Form 10-K of Paramount for the period from November 1, 1992 through April 30, 1993 and Quarterly Reports on From 10-Q of Paramount for the quarters ended January 31, April 30 and July 31 for each of the same fiscal years and for the quarters ended January 31, April 30, July 31 and October 31, 1993, (b) the Annual Reports to Stockholders and the Annual Reports on Form 10-K of Viacom for each of the fiscal years ended December 31, 1988 through 1992, and Quarterly Reports on Form 10-Q of Viacom for the quarters ended March 31, June 30 and September 30 for each of the same fiscal years, and for the quarters ended March 31, June 30, and September 30, 1993, (c) the Annual Reports to Stockholders and the Annual Reports on Form 10-K of QVC for each of the fiscal years ended January 31, 1989 through 1993, and Quarterly Reports on Form 10-Q of QVC for the quarters ended April 30, July 31 and October 31 for each of the same fiscal years, and for the quarters ended April 30, July 31 and October 31, 1993 and (d) the Annual Reports to Stockholders and the Annual Reports on Form 10-K of Blockbuster for each of the fiscal years ended December 31, 1988 through 1992, and Quarterly Reports on Form 10-Q of Blockbuster for the quarters ended March 31, June 30 and September 30 for each of the same fiscal years, and for the quarters ended March 31, June 30, and September 30, 1993;

     (iv) reviewed certain financial forecasts and other data provided to us by Paramount, Viacom, QVC and Blockbuster relating to their respective businesses (except in the case of Paramount, financial forecasts for fiscal year 1993 only, having been advised that Paramount has not prepared projections beyond fiscal year
1993);

     (v) conducted discussions with members of the senior management of Paramount, Viacom, QVC and Blockbuster with respect to the business and prospects of Paramount, Viacom, QVC and Blockbuster and the strategic objectives of each;

     (vi) reviewed public information with respect to certain other companies in lines of businesses we believe to be comparable to the businesses of Paramount, Viacom, QVC and Blockbuster;

     (vii) reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be comparable to those of Paramount, Viacom, QVC and Blockbuster, and in other industries generally;

     (viii) reviewed the historical stock prices and trading volumes of the Common Stock, Viacom Class B Common Stock, QVC
Common Stock and shares of common stock of Blockbuster;

     (ix) reviewed the procedures for bidding set forth in the QVC Merger Agreement and the Viacom Exemption Agreement, in particular noting the respective provisions therein providing for the extension of the QVC Offer or the Viacom Offer, as applicable, for 10 business days upon delivery of a Completion Certificate (referred to in the QVC Merger Agreement or the Viacom Exemption Agreement, as applicable) by QVC or Viacom, as applicable; and

     (x) conducted such other financial studies, analyses and investigations as we deemed appropriate.

     We have assumed and relied upon the accuracy and completeness of the financial and other information provided by Paramount, Viacom and QVC to us, and on the representations contained in the QVC Merger Agreement, and we have not undertaken any independent verification of such information or any independent valuation or appraisal of any of the assets of Paramount, Viacom or QVC. With respect to the financial forecasts referred to above, we have assumed that they have been reasonably prepared on a basis reflecting the best currently available judgements of the managements of Paramount, Viacom and QVC as to the future financial performance of Paramount, Viacom and QVC, respectively. In addition, we have assumed that the Viacom Proposal was made in compliance with the terms and conditions of the Viacom Exemption Agreement. Further, our opinions are based on economic, monetary and market conditions existing on this date.

     We have not reviewed any proxy statement or similar document that may be prepared for use in connection with the proposed QVC Two-Step Transaction. In accordance with the Procedures for Submissions of Proposals established by Paramount's Board of Directors on December 13, 1993, Paramount's Board of Directors on December 13, 1993, Paramount's Board of Directors has authorized us to respond to inquiries with respect to Paramount from prospective bidders (in addition to QVC and Viacom) and to receive proposals from additional bidders, if any. We have not, however, solicited third party indications of interest in acquiring all or any part of Paramount.

     As part of our analysis, we have continued to evaluate the transactions, as we have in the past, not only on the basis of current market values but also applying other financial valuation methodologies generally applicable to transactions of this type. These financial valuation methodologies produced conflicting results and accordingly were inconclusive in the aggregate as to the superiority from a financial point of view of one proposal over the other and do not in our opinion justify disregarding the significantly higher market valuation of the QVC Transaction Consideration.

     Our engagement and the opinions expressed herein are solely for the benefit of Paramount's Board of Directors and are not on behalf of, and are not intended to confer rights or remedies upon, Viacom, QVC, any stockholders of Paramount, Viacom or QVC or any other person other than Paramount's Board of Directors.

     Based on and subject to the foregoing and such other factors as we deemed relevant, including our assessment of economic, monetary and market conditions existing on the date of this letter, we are of the opinion that, as of this date, (i) the QVC Transaction Consideration is fair to the Stockholders from a financial point of view and (ii) the QVC Transaction Consideration is superior to the Amended Viacom Transaction Consideration from a financial point of view.

Very truly yours,

/s/ Lazard Freres & Co.

                                 EXHIBIT INDEX

EXHIBIT                          DESCRIPTION                           PAGE NO.
- -------  ------------------------------------------------------------  --------
     1 * Pages 5, 6 and 10-20 of Paramount's Proxy Statement dated
         January 29, 1993 for its 1993 Annual Meeting of
         Stockholders.
     2 * Employment Agreement with Robert Greenberg, a senior vice president of Paramount, dated as of April 5, 1993.
     3 * Amended and Restated Agreement and Plan of Merger, dated as of October 24, 1993, between Paramount and Viacom.
     4 * Stock Option Agreement, dated as of September 12, 1993, as amended on October 24, 1993, between Paramount and Viacom.
     5 * Voting Agreement, dated as of September 12, 1993, as amended on October 24, 1993, between Paramount and Amusements.
     6 * Press Release issued on October 24, 1993.
     7 * Letter to Stockholders of Paramount dated October 25, 1993.
     8 * Press Release issued on November 6, 1993.
     9 * Letter to Stockholders of Paramount dated November 8, 1993 with respect to the Viacom Offer.
    10 * Amendment No. 1, dated as of November 6, 1993, to the
         Amended and Restated Agreement and Plan of Merger, dated as of October 24, 1993, between Paramount and Viacom.
    11 * Letter to Stockholders of Paramount dated November 8, 1993 with respect to the QVC Offer.
    12 * Press Release issued by Viacom on November 12, 1993.
    13 * Press Release issued on November 15, 1993.
    14 * Letter to Stockholders of Paramount dated November 16, 1993 with respect to the QVC Offer.
    15 * Press Release issued by Viacom on November 19, 1993.
    16 * Press Release issued by QVC on November 20, 1993.
    17 * Press Release issued by Viacom on November 22, 1993.
    18 * Press Release issued by QVC on November 22, 1993.
    19 * Press Release issued by Viacom on November 23, 1993.
    20 * Press Release issued by QVC on November 23, 1993.
    21 * Press Release issued by Viacom on November 24, 1993.
    22 * Press Release issued by QVC on November 24, 1993.
    23 * Memorandum Opinion in QVC Network, Inc. v. Paramount
         Communications Inc., et al., Civ. Action No. 13208 (Del. Ch.
         November 24, 1993).
    24 * Preliminary Injunction Order in QVC Network, Inc. v.
         Paramount Communications Inc., et al., Civ. Action No. 13208
         (Del. Ch. November 24, 1993).
    25 * Press Release issued by Paramount on November 24, 1993.
    26 * Press Release issued by Viacom on November 24, 1993.
    27 * Press Release issued by Viacom on November 26, 1993.
    28 * Press Release issued by Viacom on November 29, 1993.
    29 * Order of the Delaware Supreme Court dated November 29, 1993.
    30 * Press Release issued by QVC on December 1, 1993.
    31 * Revised Memorandum Opinion in QVC Network, Inc. v. Paramount
         Communications Inc., et al., Civ. Action No. 13208 (Del. Ch.
         November 24, 1993).

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*Previously filed.

EXHIBIT                          DESCRIPTION                           PAGE NO.
- -------  ------------------------------------------------------------  --------
    32 * Press Release issued by Viacom on December 9, 1993.
    33 * Press Release issued by Paramount on December 9, 1993.
    34 * Press Release issued by QVC on December 10, 1993.
    35 * Order in Paramount Communications Inc., et al. v. QVC
         Network, Inc., Civ. Action No. 13208 (Del. December 9,
         1993).
    36 * Press Release issued by QVC on December 9, 1993.
    37 * Letter from Richards, Layton & Finger to Vice Chancellor
         Jack B. Jacobs of the Delaware Court of Chancery dated
         December 10, 1993.
    38 * Bidding Procedures of Paramount dated December 14, 1993.
    39 * Press Release issued by Paramount on December 14, 1993.
    40 * Letter to Stockholders of Paramount dated December 14, 1993 with respect to the Viacom Offer and the QVC Offer.
    41 * Press Release issued by Viacom on December 14, 1993.
    42 * Press Release issued by QVC on December 14, 1993.
    43 * Letter from Wachtell, Lipton, Rosen & Katz to Lazard dated
         December 14, 1993.
    44 * Letter from Simpson Thacher & Bartlett to Wachtell, Lipton,
         Rosen & Katz dated December 15, 1993.
    45 * Press Release issued by Paramount on December 15, 1993.
    46 * Press Release issued by QVC on December 16, 1993.
    47 * Letter from the Delaware Chancery Court to Young, Conaway,
         Stargatt & Taylor; Richards, Layton & Finger; Morris &
         Morris; and Morris, Nichols, Arsht & Tunnell dated December
         14, 1993.
    48 * Revised pages to the Memorandum Opinion in QVC Network, Inc.
         v. Paramount Communications Inc., et al., Civ. Action No.
         13208 (Del. Ch. November 24, 1993).
    49 * Letter from Shearman & Sterling to Lazard dated December 15,
         1993.

    50 * Letter from Simpson Thacher & Bartlett to Shearman &
         Sterling dated December 16, 1993.
    51 * Letter from Simpson Thacher & Bartlett to Wachtell, Lipton,
         Rosen & Katz dated December 17, 1993.
    52 * Press Release issued by Paramount on December 20, 1993.
    53 * Press Release issued by Paramount on December 22, 1993.
    54 * Press Release issued by QVC on December 22, 1993.
    55 * Notice of Termination dated December 22, 1993 delivered by
         Paramount to Viacom.
    56 * Exemption Agreement, dated as of December 22, 1993, between
         Viacom and Paramount.
    57 * Letter to Stockholders of Paramount dated December 23, 1993 with respect to the Revised QVC Offer and the Viacom Offer.
    58 * Opinion of Lazard dated December 21, 1993.
    59 * Agreement and Plan of Merger, dated as of December 22, 1993, between Paramount and QVC.
    60 * Voting Agreement dated December 22, 1993 among BellSouth
         Corporation, Comcast Corporation, Cox Enterprises, Inc.,
         Advance Publications, Inc. and Arrow Investments, L.P.
    61 * First Amendment, dated as of December 27, 1993, to Agreement and Plan of Merger, dated as of December 22, 1993, between Paramount and QVC.

- ---------------

*Previously filed.

EXHIBIT                          DESCRIPTION                           PAGE NO.
- -------  ------------------------------------------------------------  --------
    62 * Press Release issued by Viacom on January 7, 1994.
    63 * Press Release issued by Viacom on January 9, 1994.
    64 * Press Release issued by Paramount on January 7, 1994.
    65 * Press Release issued by QVC on January 7, 1994.
    66 * Press Release issued by QVC on January 10, 1994.
    67   Letter from Wachtell, Lipton, Rosen & Katz to the Paramount
         Board dated January 11, 1994.
    68   Letter from Shearman & Sterling to the Paramount Board dated
         January 12, 1994.
    69   Letter from Paramount to Wachtell, Lipton, Rosen & Katz
         dated January 13, 1994.
    70   Press Release issued by Paramount on January 12, 1994.
    71   Letter from Simpson Thacher & Bartlett to Shearman &
         Sterling and Wachtell, Lipton, Rosen & Katz dated January
         13, 1994.
    72   Letter to Stockholders of Paramount dated January 13, 1994 with respect to the Current QVC Offer and the Revised Viacom
         Offer.
    73   Opinion of Lazard dated January 12, 1994.


- ---------------

*Previously filed.